January 29, 2021

Dale Welcome

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Park Aerospace Corp. Form 10-K for the year ended March 1, 2020 Form 8-K Filed January 7, 2021 File No. 001-04415

Dear Mr. Welcome,

We have reviewed the comments relating to the above filings presented in your letter dated January 15, 2021 to Mr. P. Matthew Farabaugh, Senior Vice President and Chief Financial Officer. Park’s responses to your comments are below:

Form 10-K for the Fiscal Year Ended March 1, 2020

Consolidated Statements of Cash Flows, page 47

1. In future filings, please revise your statements of cash flows to begin with net earnings, rather than net earnings from continuing operations, as required by ASC 230-10-45-28.

Response to comment 1: In future filings, we will modify our statement of cash flows to begin with net earnings.

Form 8-K filed January 7, 2021

Exhibit 99.1

Reconciliation of non-GAAP financial measures, page 8

2. Please revise future filings to reconcile EBITDA to net earnings, rather than to earnings from continuing operations since this would not be considered the most directly comparable GAAP financial measure. Please refer to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to comment 2: In future filings, we will modify our Non-GAAP disclosure of EBITDA to label it as Adjusted EBITDA, which excludes non-cash stock option expense, and reconcile Adjusted EBITDA to net earnings.

3. Your presentation of EBITDA includes an item in addition to what the acronym suggests (e.g., stock option expense). To the extent that you continue to include adjustments not contemplated by the acronym, please revise the title of your non-GAAP measure to distinguish it from the defined measure EBITDA. Please refer to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to comment 3: In future filings, we will modify our Non-GAAP disclosure of EBITDA to label it as Adjusted EBITDA, which excludes non-cash stock option expense, and reconcile Adjusted EBITDA to net earnings.

Sincerely,

/s/ P. Matthew Farabaugh

Park Aerospace Corp.

P. Matthew Farabaugh

Senior Vice President and Chief Financial Officer